KG 8/29/08

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08032116

MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-30-07 (MM/DD/YY) AND ENDING 6-30-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottsdale Capital advisors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E. McDonald Drive Suite 6
(No. and Street)

Scottsdale (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justine Hurry 480-603-4904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles Cuccinello
(Name – *if individual, state last, first, middle name*)

1208 E. Broadway Rd Ste 111 (Address) Tempe (City) AZ (State) 85282 (Zip Code)

PROCESSED
SEP 05 2008 E
THOMSON REUTERS

SEC Mail Processing Section
AUG 26 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4

OATH OR AFFIRMATION

I, Justine Hurry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottsdale Capital Advisors, as of 8/20/08, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
JENNELLE SWAIN
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Comm. Expires Sept. 25, 2009

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTTSDALE CAPITAL ADVISORS CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

(Together with Independent Auditor's Report)

SCOTTSDALE CAPITAL ADVISORS CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

CONTENTS

CL AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS PC
2020 S. McCLINTOCK, SUITE 101 TEMPE, AZ 85282 480 831-5260 FAX 480 831-5275

Independent Auditor's Report

Board of Directors
Scottsdale Capital Advisors Corporation

We have audited the accompanying balance sheet of Scottsdale Capital Advisors Corporation as of June 30, 2008 and the related statements of income, change in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

August 16, 2008

CL and Company CPA's PC

CL & Company CPA's PC

SCOTTSDALE CAPITAL ADVISORS

BALANCE SHEET

AS OF JUNE 30, 2008

ASSETS	
Current Assets	
Cash	$ 222,106
Accounts Receivable	330,797
Clearing Deposit	60,135
Notes Receivable	131,250
Prepaid Expenses	54,360
Total Current Assets	798,648
Fixed Assets	
Furniture, Fixtures and Equipment	269,708
Accumulated Depreciation	130,696
Total Fixed Assets	139,012
Other Assets	
Goodwill, Net of Amortization of $1,667	68,333
Deposits	4,817
Licensing Fees NASD Firm	13,049
Security Positions	272,613
Total Other Assets	358,812
TOTAL ASSETS	$ 1,296,472
LIABILITIES	
Current Liabilities	
Dividends Payable	$ 59,072
Accrued Expenses	189,400
Total Current Liabilities	248,472
STOCKHOLDER'S EQUITY	
Additional Paid in Capital	33,000
Common Stock, no par value, authorized 2,000,000 shares, issued and outstanding	795,000
Retained Earnings	220,000
Total Stockholders' Equity	1,048,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,249,472

See Accompanying Notes to Financial Statements and Independent Auditor's Report

SCOTTSDALE CAPITAL ADVISORS

INCOME STATEMENT

FOR THE YEAR ENDED JUNE 30, 2008

SALES	
Revenue	$ 4,067,523
Investment Company Revenue Direct	513,509
Other Revenue	199,341
Interest	297,687
Consulting	9,706
Total Sales	$ 5,087,766
COST OF SALES	
Ticket & Trading	334,972
Sales Compensation	2,502,214
Clearing Fees	46,055
Total Cost of Sales	2,883,241
Gross Profit	$ 2,204,525
EXPENSES	
General and Administrative	$ 89,824
Gross Wages	84,854
Rent	329,291
Utilities	9,107
Security	1,239
Permits & Licenses	62,878
Legal & Accounting	42,679
Depreciation	24,571
Amortization	1,666
Mark to Market Adjustment	25,245
Other Expenses	43,166
Total Expenses	714,520
NET INCOME	$ 1,490,005

See Accompanying Notes to Financial Statements and Independent Auditor's Report

SCOTTSDALE CAPITAL ADVISORS
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at July 1, 2007	1,000,000	$345,000	$33,000	$ –	$ 378,000
Payment of Dividends	–		–	(1,270,005)	(1,270,005)
Issuance of common stock	1,000,000	450,000	–	–	450,000
Additional capital contributed	–	–	–	–	–
Prior period adjustment	–	–	–	–	–
Net profit	–	–	–	1,490,005	1,490,005
Balance at June 30, 2008	2,000,000	$795,000	$33,000	$ 220,000	$1,048,000

See Accompanying Notes to Financial Statements and Independent Auditor's Report

SCOTTSDALE CAPITAL ADVISORS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash Flows from Operating Activities	
Net Income	$ 1,490,025
Adjustments to Reconcile Net Income to Net Cash	
Depreciation and Amortization	26,237
Increase in Accounts Receivable	(59,202)
Increase in Clearing Deposit	(217)
Increase in Prepaid Expenses	(54,360)
Increase in Other Assets	(312,929)
Decrease in Other Current Liabilities	14,033
Net Cash provided by Operating Activities	1,203,567
Cash Flows from Investing Activities	
Purchase of Furniture, Fixtures and Equipment	(150,000)
Increase in Notes Receivable	(131,250)
Net Cash used in Investing Activities	(281,250)
Cash Flows from Financing Activities	
Additional Capital Contributed	450,000
Decrease in other changes to Capital (Distributions)	(1,490,005)
Net Cash used in Financing Activities	(1,040,005)
Net Decrease in Cash and Cash Equivalents	(117,688)
Cash at Cash Equivalents at Beginning	339,784
Cash and Cash Equivalents at End	$ 222,106

See Accompanying Notes to Financial Statements and Independent Auditor's Report

Note 1 — Company Operations

Scottsdale Capital Advisors Corporation (the "Company") was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a full service broker dealer and a member of the National Association of Security Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC). The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company's statement of financial condition as well as its liquidity. On December 31, 2007 the Company purchased the assets of Investin Securities Corp., another Broker Dealer for $280,000. The Company paid cash for their investment.

Note 2 — Summary of Significant Accounting Policies

The significant accounting policies followed by the Company are as follows:

(A) Management's use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect that reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

(B) Cash and Cash Equivalents

Cash includes cash and may, at times, include cash equivalents, which consist of highly liquid debt instruments with original maturities of three months or less.

(C) Securities Transactions

Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

(D) Depreciation

Depreciation of furniture and equipment is computed using the straight—line method over useful lives of 7 years, computer systems 3 years and office equipment 5 years.

Note 2 — Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of

Note 2 —Net Capital Requirements (Continued)

$100,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $282,348, which was $182,348 in excess of its minimum required net capital. At June 30, 2008 the aggregate indebtedness balance was $248,422 creating a ratio of aggregate indebtedness to net capital of 1:.83; the aggregate indebtedness to net capital requirement is met.

Note 3— Concentrations of Credit Risk

The Company has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the Company to risk and potential loss. The Company utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

The Securities and Exchange Commission prior to June 30, 2008 has taken control of a clearing organization that the Company had been using. In accounts receivable is $140,228 which represents commissions due to the Company. At this time there is no reason to not anticipate full payment. The Company has not included this receivable as part of its net capital.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At June 30, 2008, the Company had no cash deposits in excess of the FDIC coverage.

Note 4— Rent

As of January 1, 2006, the building occupied by the Company was purchased by SCA Partners, LLC, a related equity. Estimated payments for the next two years are:

2008 - $460,000
2009 - $460,000

Note 5— Additional Information

The additional information pages contained within this audit are presented for purposes of additional analysis and are not a required part of the basic financial statements. They are however required by rule 17a-5 of the Securities Exchange Act of 1934. The information contained on these pages (10 and 11) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SCOTTSDALE CAPITAL ADVISORS CORPORATION

ADDITIONAL INFORMATION

SCOTTSDALE CAPITAL ADVISORS
ADDITIONAL INFORMATION
JUNE 30, 2008

Corporation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

NET CAPITAL		
Stockholder's Equity		$ 1,048,000
Less: Non-allowable Assets		
Property and Equipment	$ 139,012	
Non-allowable Securities	336,228	
Prepaid Expenses	54,360	
Notes Receivable	131,250	
Other Assets	13,049	
Discount on Securities (refer to Note)	73,282	
Hair Cut Discounts	18,471	
Total Non-allowable Assets		765,652
Net Capital		282,348
Less: Minimum Net Capital Required		100,000
EXCESS NET CAPITAL		$ 182,348
AGGREGATE INDEBTEDNESS—LIABILITIES		$ 248,472
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1 to .83

See Independent Auditor's Report

SCOTTSDALE CAPITAL ADVISORS
ADDITIONAL INFORMATION
JUNE 30, 2008

Reconciliation of Net Capital Pursuant to
Rule 17a-4(d)-(4)

Net Capital per form X-17A-5	$ 282,348
NET CAPITAL	$ 282,348

See Independent Auditor's Report

CL AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

2020 S McClintock, Suite 101, Tempe, Arizona 85282 Phone: 480-831-5260 Fax: 480-831-5275

To the Board of Directors of
Scottsdale Capital Advisors Corporation

In planning and performing our audit of the financial statements of Scottsdale Capital Advisors Corporation for the year ended June 30, 2008, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of practices and procedures followed by Scottsdale Capital Advisors Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control are to provide management with reasonable but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss, from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected and could affect future periods. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standard established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We did not note any matters involving internal control issues, including control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934. Based on this understanding and on our financial audit review, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

We recognize that it is not practicable in a company the size of Scottsdale Capital Advisors Corporation to achieve all the division of duties and cross checks generally included in a system of internal accounting control, and alternatively greater reliance must be placed on surveillance by management.

August 16, 2008

CL and Company CPA's, PC

CL and Company CPA's, PC

END